For Release: April 22, 2025 Attention: Business Editors VERSABANK’S 2025 ANNUAL MEETING ON APRIL 24 TO BE LIVESTREAMED FROM NASDAQ MARKETSITE IN NEW YORK CITY / BANK TO RING NASDAQ CLOSING BELL APRIL 25 LONDON, ONTARIO/CNW/- VersaBank (the “Bank”) (TSX:VBNK; NASDAQ:VBNK) today announced its upcoming annual meeting of shareholders (the “Meeting”) will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario on Thursday, April 24, 2025 at 10:30 a.m. and will be livestreamed from the Nasdaq MarketSite in New York City. The link to the Live Webcast will be available on the Bank’s website here: Events & Presentations - VersaBank. VersaBank to Ring Nasdaq Closing Bell on Friday, April 25 at 4:00 p.m. ET The Bank also announced that David Taylor, Founder, President and Chief Executive Officer, VersaBank, and Tel Matrundola, President, VersaBank USA, will ring the Nasdaq Stock Market Closing Bell on Friday, April 25, 2025 at 4:00 p.m. ET. A livestream of the Closing Bell ceremony will be available at: https://www.nasdaq.com/marketsite/bell-ringing-ceremony. Photos, videos and behind the scenes content, will be available via Nasdaq’s social media channels: • http://x.com/nasdaqexchange • http://instagram.com/nasdaq • http://facebook.com/nasdaq About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi- trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.